Exhibit 15.2

GREENFIRE
RESOURCES

Q2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six month period ended June 30, 2023

Greenfire Resources Inc.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at ($CAD thousands)	note	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$36,882	$35,363
Restricted cash	5	47,363	35,313
Accounts receivable	6	36,511	34,308
Inventories	7	10,714	14,568
Prepaid expenses and deposits		3,072	3,975
		134,542	123,527
Non-current assets
Property, plant and equipment	8	930,280	963,050
Deferred income tax asset		88,199	87,681
		1,018,479	1,050,731
Total assets		1,153,021	1,174,258
Liabilities
Current liabilities
Accounts payable and accrued liabilities		39,843	46,569
Current portion of long-term debt	11	61,156	63,250
Current portion of lease liabilities	12	186	98
Risk management contracts	10	10,847	27,004
		112,032	136,921
Non-current liabilities
Long-term debt	11	185,649	191,158
Lease liabilities	12	1,259	865
Decommissioning liabilities	9	7,983	7,543
		194,891	199,566
Total liabilities		306,923	336,487
Shareholders’ equity
Share capital	15	15	15
Contributed surplus	15	45,324	44,674
Retained earnings		800,759	793,082
		846,098	837,771
Total liabilities and shareholders’ equity		$1,153,021	$1,174,258

Commitments (note 14)

See accompanying notes to the unaudited condensed interim consolidated financial statements

These Condensed Interim Consolidated Financial Statements were approved by the Board of Directors on August 14, 2023.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 2

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended June 30		Six months ended June 30
($CAD thousands, except per share amounts)	note	2023	2022	2023	2022
Revenues
Oil sales		$173,605	$315,794	$353,273	$608,558
Royalties		(5,793)	(18,788)	(10,295)	(30,628)
Oil sales, net of royalties		167,812	297,006	342,978	577,930
Risk management contracts gains (losses)	10	4,357	(29,081)	9,200	(205,454)
		172,169	267,925	352,178	372,476
Expenses
Diluent expense		74,027	105,195	175,883	216,176
Transportation and marketing		13,586	17,409	29,600	35,936
Operating expenses		35,675	44,436	75,439	81,890
General and administrative		2,657	2,008	5,483	5,350
Financing and interest	13	5,398	22,160	20,714	45,261
Depletion and depreciation	8	17,120	17,312	38,035	35,674
Exploration expenses		1,026	250	2,819	681
Other (income) and expenses		(458)	620	(666)	1,385
Transaction costs	1	1,914	-	4,241	-
Foreign exchange (gain) loss		(6,226)	13,062	(6,529)	7,076
Total Expenses		144,719	222,452	345,019	429,429
Net income (loss) before taxes		$27,450	$45,473	$7,159	$(56,953)
Income tax recovery (expense)		(3,095)	-	518	-
Net income (loss) and comprehensive income (loss)		$24,355	$45,473	$7,677	$(56,953)
Net income (loss) per share
Basic	15	$2.72	$5.08	$0.86	$(6.36)
Diluted	15	$1.89	$3.53	$0.60	$(6.36)

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Six months ended June 30
($CAD Thousands)	note	2023	2022
Share capital
Balance, beginning of period		$15	$15
Balance, end of period		15	15
Contributed surplus
Balance, beginning of period		44,674	43,491
Stock based compensation		650	-
Balance, end of period		45,324	43,491
Retained earnings
Balance, beginning of period		793,082	661,384
Net income (loss)		7,677	(56,953)
Balance, end of period		800,759	604,431
Total shareholders’ equity		$846,098	$647,937

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

		Three months ended June 30		Six months ended June 30
($CAD Thousands)	note	2023	2022	2023	2022
Operating activities
Net income (loss)		$24,355	$45,473	$7,677	$(56,953)
Items not affecting cash:
Deferred income taxes		3,095	-	(518)	-
Unrealized (gain) loss on risk management contracts	10	(11,134)	(28,182)	(16,157)	114,411
Depletion and depreciation	8	17,255	17,637	37,658	35,319
Stock-based compensation	15	325	-	650	-
Accretion	9	223	189	440	348
Other non-cash expenses		17	2	33	2
Foreign exchange (gain) loss		(6,228)	13,066	(6,532)	7,080
Amortization of debt issuance costs	11	(6,363)	9,560	(977)	19,368
Change in non-cash working capital	16	2,095	9,808	(3,130)	(21,334)
Cash provided by operating activities		23,640	67,553	19,144	98,241
Financing activities
Repayment of long-term debt		-	(60,691)	-	(60,691)
Lease payments	12	(6)	(18)	(12)	(18)
Cash used by financing activities		(6)	(60,709)	(12)	(60,709)
Investing activities
Property, plant and equipment expenditures	8	(1,911)	(7,706)	(4,428)	(12,906)
Restricted cash		(8,000)	(8,100)	(12,050)	(13,317)
Change in non-cash working capital (accrued additions to PP&E)	16	845	386	(1,108)	3,144
Cash used in investing activities		(9,066)	(15,420)	(17,586)	(23,079)
Exchange rate impact on cash and cash equivalents held in foreign currency		(89)	(1,823)	(27)	(1,947)
Change in cash and cash equivalents		14,479	(10,399)	1,519	12,506
Cash and cash equivalents, beginning of period		22,403	83,774	35,363	60,869
Cash and cash equivalents, end of period		$36,882	$73,375	$36,882	$73,375

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Notes to the Interim Consolidated Financial Statements

As at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022
(Unaudited)

1. CORPORATE INFORMATION

Greenfire Resources Inc. (the “Company” or “GRI”) is a corporation incorporated under the Alberta Business Corporations Act. The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, and focuses primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

In December 2022, the Company and M3-Brigade Acquisition III Corp., a New York Stock Exchange listed special purpose acquisition company, entered into a definitive agreement for a business combination (the “Business Combination). In April 2023 the Company filed its Registration Statement with the United States Securities Exchange Commission. The Business Combination is expected to close before the end of 2023, subject to customary closing conditions, including the receipt of necessary regulatory approvals. During the six months ended June 30, 2023, $4.2 million were incurred in relation to the Business Combination

2. BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022.

In these interim consolidated financial statements, all dollars are expressed in Canadian dollars, which is the Company’s functional currency, unless otherwise indicated. These interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value.

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in and revenue is earned in Canada.

These interim consolidated financial statements were approved by the Board of Directors on August 14, 2023.

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3. MATERIAL ACCOUNTING POLICY INFORMATION

The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited consolidated financial statements with the following exceptions. The IASB issued amendments to IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements. The IASB also issued amendments to IAS 12 that require entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's interim condensed consolidated financial statements.

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the interim consolidated financial statements are described in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

4. FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The following table summarizes the method by which the Company measures its financial instruments on the consolidated balance sheets and the corresponding hierarchy rating for their derived fair value estimates:

Financial Instrument	Fair Value Hierarchy	Classification & Measurement
Cash and cash equivalents	Level 1	Amortized cost
Restricted cash	Level 1	Amortized cost
Accounts receivable	Level 2	Amortized cost
Risk management contracts	Level 2	Fair value through profit and loss
Accounts payable and accrued liabilities	Level 2	Amortized cost
Long-term debt	Level 2	Amortized cost

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities included on the consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (level 2).

The Company is exposed to a number of different financial risks arising from normal course business exposures, as well as the Company’s use of financial instruments. There have been no changes in the Company’s objectives, policies or risks surrounding financial instruments.

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Commodity price risk

The Company is exposed to commodity price risk on its oil sales due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities consist of WTI and light-heavy crude differential swaps and options. The Company may utilize financial and/or physical delivery contracts to fix commodity prices on a portion of its future production. The Company does not use financial derivatives for speculative purposes. Refer to Note 10 for further details on the Company’s risk management contracts.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company actively manages its liquidity through cash and debt management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities and opportunities for further financings. The Company believes that it has access to sufficient capital through internally generated cash flows to meet current spending forecasts and financial obligations for at least twelve months.

The following table details the financial liabilities as at June 30, 2023:

(CAD$ thousands)	<1 year	1-2 years	2+ years	Total
Accounts payable and accrued liabilities	39,843	-	-	39,843
Lease liabilities[1]	186	149	1,538	1,873
Risk management contracts	10,847	-	-	10,847
Long-term debt[1]	61,156	93,872	133,519	288,547
Total financial liabilities	112,032	94,021	135,057	341,110

[1]	These amounts include the notional principal and interest payments

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit-worthy counterparties and monitoring creditworthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable. Refer to Note 6 for further details.

Revenue

The Company has long-term marketing agreements with a single counterparty (“Sole Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”), until October 2026 and at Hangingstone Demo (“Demo”), until April 2024. Fees paid to the Sole Petroleum Marketer as part of these agreements include, marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. In addition, the Sole Petroleum Marketer provides letters of credit in support of the Company’s long-term transportation commitments. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

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5. RESTRICTED CASH

As at June 30, 2023 the Company had a $46.8 million credit facility with its Sole Petroleum Marketer (“Credit Facility”) that was used to issue $46.8 million in letters of credit related to the Company’s long-term pipeline transportation agreements. Under the terms of the Credit Facility, over a period of 24 months and beginning in October 2021, the Company is required to contribute cash to a cash-collateral account (“Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility. During the six months ended June 30, 2023, the Company contributed $12.0 million in restricted cash to the Reserve Account.

As at June 30, 2023 the Company had $47.4 million in restricted cash, which consisted of $39.3 million restricted cash in the Reserve Account and $8.1 million of restricted cash that collateralizes the Company’s credit cards and other transportation commitments.

6. ACCOUNTS RECEIVABLE

As at ($ thousands)	June 30, 2023	December 31, 2022
Trade receivables	$30,465	$22,428
Joint interest receivables	6,046	11,880
Accounts receivable	$36,511	$34,308

At June 30, 2023, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at June 30, 2023, 100% was receivable from two companies at approximately 71% and 29% each (December 31, 2022- 100% was receivable from two companies at 64% and 36% each). At June 30, 2023, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2022- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due, and no accounts have been written off.

7. INVENTORIES

As at ($ thousands)	June 30, 2023	December 31, 2022
Oil inventories	$3,685	$7,560
Warehouse materials and supplies	7,029	7,008
Inventories	$10,714	$14,568

During the three and six months ended June 30, 2023, approximately $137.6 million and $315.8 million, respectively (June 30, 2022 - $199.7 million and $333.7 million) of inventory was recorded in operating expenses, diluent expense, transportation expense and depletion and depreciation in the condensed consolidated statements of comprehensive income (loss). As at June 30, 2023 and December 31, 2022, the Company had no inventory write downs.

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8. PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use	Corporate assets	Total
Cost
Balance as at December 31, 2021	1,016,654	-	462	1,017,116
Expenditures on PP&E	39,425	-	167	39,592
Right-of-use asset additions	-	969	-	969
Revaluation of decommissioning liabilities	1,237	-	-	1,237
Balance as at December 31, 2022	1,057,316	969	629	1,058,914
Expenditures on PP&E	4,428	-	-	4,428
Right-of-use asset additions	-	460	-	460
Balance as at June 30, 2023	1,061,744	1,429	629	1,063,802
Accumulated DD&A
Balance as at December 31, 2021	27,949	-	47	27,996
Depletion and depreciation (1)	67,623	60	185	67,868
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	37,479	103	76	37,658
Balance as at June 30, 2023	133,051	163	308	133,522
Net book Value
Balance at December 31, 2022	961,744	$909	397	963,050
Balance at June 30, 2023	$928,693	$1,266	$321	$930,280

(1)	As at June 30, 2023 $389 of DD&A was capitalized to inventory (December 31, 2022- $766).

No indicators of impairment were identified at June 30, 2023, and as such no impairment test was performed.

9. DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted inflated amount of cash flows required to settle its decommissioning liabilities to be approximately $206.5 million (December 31, 2022- $206.5 million). A credit-adjusted discount rate of 12% (December 31, 2022- 12%) and an inflation rate of 2.0% (December 31, 2022- 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.1 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled in periods up to year 2071.

A reconciliation of the decommissioning liabilities is provided below:

As at ($ thousands)	June 30, 2023	December 31, 2022
Balance, beginning of period	$7,543	$5,517
Revaluation	-	1,283
Accretion expense	440	743
Balance, end of period	$7,983	$7,543

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10. RISK MANAGEMENT CONTRACTS

The Company is exposed to commodity price risk on its oil sales due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities consist of WTI, light-heavy crude and natural gas differential swaps and options. The Company may utilize financial and/or physical delivery contracts to fix commodity prices on a portion of its future production. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its Notes (see note 11) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves forecast in the most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed at the end of every fiscal quarter for the duration of time that the Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at June 30, 2023		As at December 31, 2022
(CAD$ thousands)	Asset	Liability	Asset	Liability
Gross amount	$104	$(10,951)	$21,375	$(48,379)
Amount offset	(104)	104	(21,375)	21,375
Risk Management contracts	$-	$(10,847)	$-	$(27,004)

The following table summarizes the financial commodity risk management gains and losses:

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Realized gain (loss) on risk management contracts	$(6,777)	$(57,263)	$(6,957)	$(91,044)
Unrealized gain (loss) on risk management contracts	11,134	28,182	16,157	(114,410)
Gain (loss) on risk management contracts	$4,357	$(29,081)	$9,200	$(205,454)

As at June 30, 2023, the following financial commodity risk management contracts were in place:

	WTI- Fixed Price Swap			WTI- Put Options			WTI- Costless Collar
Term	Volume (bbls)	Swap Price (US$/bbl)(1)	Volume (bbls)	Strike Price (US$/bbl)	Option Premium ($US/bbl)	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
Q3 2023	-	-	1,278,551	50.00	4.73	-	-	-
Q4 2023	-	-	371,169	50.00	5.90	742,337	50.00	108.25
Q1 2024	-	-	-	-	-	877,968	60.00	77.00
Q2 2024	-	-	-	-	-	877,968	60.00	74.55

(1)	Presented as weighted average prices

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	Natural Gas-Fixed Price Swaps
Term	Volume (GJs)	Swap Price (CAD$/GJ)
Q4 2023	305,000	2.97
Q1 2024	455,000	2.97

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income, before tax, based on the financial risk management contracts in place at June 30, 2023:

	Change in WTI		Change in Natural Gas
As at June 30, 2023 ($ thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl	Increase of $0.10/GJ	Decrease of $0.10/GJ
Increase (decrease) to fair value of commodity risk management contracts	-	-	$76	$(76)

The Company’s commodity risk management contracts are held with two large reputable financial institution. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

11. LONG-TERM DEBT AND BONDHOLDER WARRANTS

Long-term debt

On August 12, 2021, the Company issued US$312.5 million of senior secured notes (“the Notes”) and 312,500 detachable share purchase warrants (“Bondholder Warrants”) as part of a debt offering (“the Offering”). The Notes had an original issuer discount of 3.5% and bear interest at the fixed rate of 12.00% per annum, payable semi-annually, and mature on August 12, 2025. The Notes are secured by a first priority lien on substantially all the assets of the Company and its wholly owned subsidiaries. Subject to certain exceptions and qualifications, the Notes contain certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, and make certain restricted payments, dispositions and transfers of assets. The Notes also contain minimum hedging requirements. As at June 30, 2023 and December 31, 2022, the Company was compliant with all covenants.

As at ($ thousands)	June 30, 2023	December 31, 2022
US dollar denominated debt:
12.00% senior notes issued at 96.5% of par (USD$217.9 million at June 30, 2023 and US$217.9 million at December 31, 2022)(1)	$288,547	$295,173
Unamortized debt discount and debt issue costs	(41,742)	(40,765)
Total term debt	$246,805	$254,408
Current portion of long-term debt	$61,156	$63,250
Long-term debt	$185,649	$191,158

(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at June month-end exchange rate of 1.324 (December 31, 2022- 1.3544).

Under the terms of the Notes, the Company is required to redeem 75% of Excess Cash Flow in every six-month period, with the first period beginning on September 17, 2021 and ending March 31, 2022. Excess Cash Flow is defined as the net change in cash for the six-month period minus net cash used in or provided by financing activities (other than any amounts used to reduce the principal amount of the Notes or any indebtedness that is subordinated to the Notes). Cash amounts deposited into the Reserve Account (see note 5) are excluded from the Excess Cash Flow calculation. Letters of credit issued by banks in the ordinary course of business are also excluded from the definition of Excess Cash Flow. The redemption price for this Excess Cash Flow redemption is equal to 106% of the principal amount, plus accrued and unpaid interest to the date of redemption. The Company has up to 65 days after a six-month period to affect the redemption, with a 30-day notice period. For the period ended June 30, 2023, the estimated Excess Cash Flow redemption for the next 12 months was estimated at $61.2 million (December 31, 2022- $63.3 million) and is recorded on the Company’s financial statements as a current liability.

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At any time prior to August 15, 2023, the Company may on any one or more occasions redeem, on a pro rata basis, all or a part of the Notes, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus a prepayment premium, and accrued and unpaid interest, if any, to, but not including, the date of redemption. The prepayment premium is calculated as follows:

On the redemption date, the greater of:

(1)	1.0% of the principal amount of the Note; or

(2)	the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at August 15, 2023 (see table below), plus (ii) all required interest payments due on the Note through August 15, 2023 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the “Treasury Rate” as of such redemption date plus 50.0 basis points; over (b) the principal amount of the Note.

“Treasury Rate” defined as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to August 15, 2023; provided, that if the period from the redemption date to August 15, 2023, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

The Company also has the option to redeem the Notes at the following specified redemption prices:

US$312.5 million 12.00% senior notes
On or after August 15, 2023 to August 15, 2024	106.0
On or after August 15, 2024 to February 15, 2025	103.0
On or after February 15, 2025	100.0

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its Notes. As of June 30, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $28.8 million (December 31, 2022 - $29.3 million).

As at June 30, 2023, the carrying value of the Company’s long-term debt was $288.5 million and the fair value was $306.8 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

The Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

Bondholder warrants

The Offering included one, detachable, five-year share purchase warrant for every US$1,000 in face value of Notes issued resulting in the issue of 312,500 Bondholder Warrants that entitle the holder to acquire up to 3,225,806 common shares at $0.01 per warrant. The Bondholder Warrants were exercisable and detachable 30 days post the closing of the JACOS acquisition. The Notes and Bondholder Warrants were separated on October 18, 2021. These warrants were issued in conjunction with the Offering to enable the bondholders to acquire 25% of the Company, prior to new equity being raised by the Company, at a nominal value. The remaining 75% was to be held by the founders of the Company, a group that included the four shareholders, key management and employees.

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The Bondholder Warrants have been determined to be equity instruments and have been allocated a portion of the net proceeds raised by the Offering based on the relative fair value of the Notes and the Bondholder Warrants. The fair value of the Bondholder Warrants was determined by the Company using a level 3 fair value hierarchy. In determining the fair value of the Bondholder Warrants the Company considered all available information, including indicative valuation estimates provided by the agents of the Offering, secondary market bid and ask prices, adjusted for the risks related to the closing of the JACOS acquisition that existed at their date of issue in August 2021.

12. LEASE LIABILITIES

The Company has recognized the following leases:

($ thousands)	June 30, 2023	December 31, 2022
Balance, beginning of year	$963	$-
Additions	460	970
Interest expense	34	19
Payments	(12)	(26)
Balance, end of year	$1,445	$963
Current portion	$186	$98
Non-current portion	$1,259	$865

The Company’s minimum lease payments are as follows:

As at June 30 ($ thousands)	2023
Within 1 year	$186
Within 2 to 5 years	576
Later than 5 year	1,111
Minimum lease payments	1,873
Amounts representing finance charges	(428)
Present value of net minimum lease payments	$1,445

During the year ended December 31, 2022, the Company entered a 7-year term finance lease for new office space, which has been recognized as a right-of-use asset and lease liability at inception in the consolidated balance sheets. During the six months ended June 30, 2023, the initial 7-year lease was extended an additional 3 years. The liability was remeasured at the present value of the remaining lease payments discounted at the Company’s estimated incremental borrowing rate.

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13. FINANCING AND INTEREST

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Accretion on long-term debt	$4,870	$21,398	$19,714	$43,703
Other interest	305	573	560	1,210
Accretion on decommissioning liabilities	223	189	440	348
Financing and interest expense	$5,398	$22,160	$20,714	$45,261

14. COMMITMENTS

The following table summarized the Company’s estimated future unrecognized commitments as at June 30, 2023:

($ thousands)	Remaining 2023	2024	2025	2026	2027	Beyond 2027	Total
Credit facility	9,784	-	-	-	-	-	9,784
Transportation	16,205	31,880	30,561	28,956	29,044	232,368	369,014
Total	$25,989	$31,880	$30,561	$28,956	$29,044	$232,368	$378,798

The Company has commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments.

15. SHARE CAPITAL AND WARRANTS

Share capital

As at June 30, 2023 the Company’s authorized share capital consists of an unlimited number of common shares and there was a total of 8,951,624 common shares outstanding. The following table summarized changes to the Company’s common share capital:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of shares	Amount	Number of shares	Amount
Shares outstanding
Balance, beginning of period	8,951,624	$14,516	8,951,624	$14,516
Stock issued	-	-	-	-
Balance, end of period	8,951,624	$14,516	8,951,624	$14,516

The following table summarizes the Company’s weighted average shares outstanding:

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Weighted average shares outstanding-basic	8,951,624	8,951,624	8,951,624	8,951,624
Dilutive effect of warrants	3,939,320	3,927,353	3,937,227	3,756,130
Weighted average shares outstanding- diluted	12,890,944	12,878,977	12,888,851	12,707,754

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The dilutive effect of warrants is reflective of the total specified number of shares issuable under the original warrant agreement, which contemplates an adjustment for the number of performance warrants exercised.

Bondholder warrants

As at June 30, 2023, the Company had 312,500 Bondholder Warrants outstanding which entitled the holders of these warrants, in aggregate, the right to purchase 25% of the Company’s issued and outstanding common shares commencing October 18, 2021 to a maximum of 3,225,806 common shares at $0.01 per shares. Based on the issued and outstanding common shares of the Company, Bondholders have the right to acquire 2,983,866 common shares at $0.01 per share.

The table below summarizes the outstanding warrants as it equates to the total common shares issuable to bondholders:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of warrants	Exercise price	Number of warrants	Exercise price
Bondholder Warrants outstanding
Balance, beginning of period	312,500	$0.01	312,500	$0.01
Bondholder Warrants issued	-	-	-	-
Balance, end of period	312,500	$0.01	312,500	$0.01
Exchange ratio, end of period	9.55	-	9.55	-
Common shares issuable on exchange	2,983,866	-	2,983,866	-

Performance warrants

In February 2022, the Company implemented a warrant plan as part of the Company’s long-term incentive plan for employees and service providers, whereby up to 725,806 warrants (“Performance Warrants”) are issuable under the plan. These Performance Warrants have both performance and time vesting criteria before there is the ability to exercise the option to purchase one common share of the Company for each Performance Warrant. As of the date of these consolidated financial statements, the vesting criteria was met for approximately 36,849 performance warrants, which can be converted into 36,849 common shares. All Performance Warrants expire 10 years after issuance.

The table below summarizes the outstanding warrants as it equates to the total common shares issuable to performance warrant holders:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of warrants	Weighted Average Exercise price	Number of warrants	Weighted Average Exercise price
Performance Warrants outstanding
Balance, beginning of period	712,930	$15.79	-	$-
Performance warrants issued	8,526	58.67	761,264	15.88
Performance warrants forfeited	(3,528)	14.18	(48,334)	17.12
Balance, end of period	716,878	$16.26	712,930	$15.79
Common shares issuable on exchange	716,878	-	712,930	-

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The fair market value of the Performance Warrants was $10.7 million at the date of issuance. The fair value of each warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

	2022 Assumptions	2023 Assumptions
Average risk-free interest rate	1.46%	3.55%
Average expected dividend yield	-	-
Average expected volatility[1]	60.00%	57.00%
Average expected life (years)	3-5	2-5

[1]	Expected volatility has been based on historical share volatility of similar market participants

The Performance Warrants expire 10 years after the issuance date. For the three and six months ended June 30, 2023, the Company recorded $0.3 and $0.7 million of stock-based compensation in general and administrative expenses related to the performance warrant plan.

16. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Change in accounts receivable	$(667)	$(502)	$(2,203)	$(38,330)
Change in inventories	46	(3,425)	3,854	1,604
Change in prepaid expenses and deposits	(376)	196	903	(3,558)
Change in accounts payable and accrued liabilities	4,006	14,119	(6,726)	21,867
	3,009	10,388	(4,172)	(18,417)
Other items impacting changes in non-cash working capital:
Unrealized foreign exchange gain (loss) related to working capital	(69)	(194)	(66)	227
	2,940	10,194	(4,238)	(18,190)
Related to operating activities	2,095	9,808	(3,130)	(21,334)
Related to investing activities (accrued additions to PP&E)	845	386	(1,108)	3,144
Net change in non-cash working capital	2,940	10,194	(4,238)	(18,190)
Cash interest paid (included in operating activities)	$(878)	$(2,856)	$(18,308)	$(27,470)
Cash interest received (included in operating activities)	$668	$14	$791	$11

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